Mail Stop 3561

August 17, 2007

Jan Norelid, Chief Financial Officer
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483

> **Re: Celsius Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 20, 2007**
> **File No. 333-144751**
>
> **Form 10-QSB for Quarter Ended June 30, 2007**
> **Filed July 16, 2007**
> **File No. 333-129847**

Dear Mr. Norelid:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. We note that the calculation of registration fee table is based on the price of your common stock on July 13, 2007. We also note the common stock you are registering relates to a periodic equity investment agreement in which the number of shares to be issued is based upon the market price of the common shares. Accordingly, please confirm to us as follows:

   - You have registered a good faith estimate of the maximum number of shares you may issue under the periodic equity investment agreement;

- You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and
- You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.

Prospectus Cover Page

2. Please eliminate parenthetical definitions here and elsewhere in your document where the meaning is clear from context. For example, eliminate ("Common Stock"), (the "Company") and ("Fusion Capital"). Eliminate (the "Exchange Act") in the fourth paragraph.

Prospectus Summary, page 4

3. Please revise the first sentence in the first paragraph to state that you in the business of producing, distributing and marketing functional beverages. Similarly revise the fourth sentence in the second paragraph and like disclosure elsewhere in your document, such as under Current Business of the Company on page 22. Please avoid references to "science" and "nutrition" when describing your product or explain to us why you believe such descriptions are appropriate.

4. Please delete "which has been scientifically validated" in the sixth sentence of the second paragraph. Also delete under Current Business of the Company on page 22 and under Plan of Operation on page 26.

5. Prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, quantify the amount of funding you will need to raise over the next 12 months to effectuate your business plan.

6. Please advise us as to how you have arrived at the 44,081,295 shares held by non-affiliates.

Forward-Looking Statements, page 6

7. We note that you refer to Section 27A of the Securities Act and Section 21E of the Exchange Act. Please note that Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers that, at the time the statement is made, issue penny stock. Therefore, the Litigation Reform Act's safe harbor does not apply to statements made in your registration statement. Please delete any references to

the safe harbor, Section 27A of the Securities Act and Section 21E of the Exchange Act. Also consider this comment in connection with similar disclosure on page 26.

Risk Factors, page 7

8. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

   - The market price of our Common Stock is highly volatile.

   - If we do not achieve profitability, our business may not grow or continue to operate.

   - If we cannot effectively manage our growth, we may incur substantial losses.

   - We may not be able to develop successful new products which are important to our growth.

   - We do not expect to pay dividends for the foreseeable future.

   Please note these are examples only. Please review your entire risk factor section and revise as necessary.

9. Some of your risk factor captions merely state facts and do not describe the risk in concrete terms. For example, the risk factor captioned "Our directors and executive officers beneficially own a substantial amount of our Common Stock" does not explain that these persons may control the direction of the company and may have interests different from the shareholders. The risk factor captioned "We are dependent on our key executives" does not explain whether it is difficult to find persons expert in the functional beverage industry. Please review your risk factor captions to ensure they clearly and concisely describe the relevant risks.

10. Please eliminate language that mitigates the particular risk, such as "Although we maintain insurance coverage against the risk of product liability and product recall…" in the risk factor captioned "We may incur material losses as a result of product recall and product liability."

11. The last paragraph of the risk factors section on page 10 is inappropriate. Please delete. The purpose of the risk factors section is to set forth the risks material to investors, not to address "all factors affecting your business."

Use of Proceeds, page 11

12. Please provide a table for the use of net proceeds from the common stock purchase agreement based upon a reasonable range of prices and a reasonable number of shares to be issued pursuant to the agreement. We would understand if you added cautionary language that you may never receive the entire proceeds.

Selling Stockholders, page 11

Gregory Horn, page 12

13. We note your disclosure that you issued 1,391,500 shares to Gregory Horn which were assigned a value of $2,005,640 or $2.16 per share. The price per share you have presented is mathematically incorrect. Please revise your disclosure.

The Fusion Transaction, page 12

14. We note that the terms of your Common Stock Purchase Agreement with Fusion Capital Fund II, LLC allow you to elect, but do not require you, to increase the Block Purchase Amount under certain trading conditions. Since the pricing terms of the equity line financing do not appear to be based on a fixed amount and may be elected by you, it does not appear that the transaction you propose is consistent with an equity line financing that may be described as a secondary offering because the private placement does not appear to have been completed. See "Equity Line Financings" in Section VIII of the March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update. Please tell us why you believe that your private placement is complete.

15. We note that you did not file your registration statement within the time period required by the terms of your registration rights agreement. Please disclose the consequences, if any, for having failed to timely file your registration statement.

Plan of Distribution, page 15

16. We note that 25,000 of the shares you are registering for resale by Fusion were issued as a reimbursement for services rendered in connection with the equity line. Tell us what consideration you have given to disclosing, under Item 508 of Regulation S-B, that these shares amount to underwriter or dealer compensation.

Directors, Executive Officers, Promoters And Control Persons, page 16

17. It is not clear whether the biographies of Stephen and Janice Haley cover the past five years. Please advise or revise.

18. The fifth sentence of Mr. Haley's biography appears incomplete. Please revise. Also explain "ERP."

19. Please describe the business of Bioheart, Inc. in Mr. Norelid's biography.

20. Please remove from the biographies any statements not required by Item 401 of Regulation S-B. For example:

- "She transformed the company's corporate identity from a turnaround situation to position it for a profitable sale to Mapics."

- "He … was instrumental in building the GNC brand and in expanding the company's revenue by $100 million per year eleven (11) years in a row, from $400 million to $1.5 billion."

These are only examples. Please revise.

Current Business of the Company, page 22

21. You state that you are focused on expanding your beverage brand, developing product extensions and reformulations of new products and strengthening the distribution network for your products. Please explain in reasonable detail what you have done to achieve these goals, what remains to be done, what is your timetable, projected costs and sources of revenue. Please consider this comment in connection with the discussion of your marketing endeavors, such as to distributors, retail stores, consumers, etc. and intentions described on page 24.

Our Products, page 22

22. Please explain "clinical proof of functionality."

23. Please provide support for the statement that "Celsius is the first functional beverage product to launch with clinical proof of functionality."

24. Please explain what is the physical or functional need Celsius is intended to satisfy.

25. Explain whether Celsius has a premium price tag. State how much a 12 ounce bottle or can costs.

26. In the third sentence of this paragraph you refer to an independent research facility. Under Clinical Studies you refer to independent research organizations. Please reconcile.

Clinical Studies, page 22

27. Please eliminate "respected" and "independent" from the second sentence of the first paragraph.

28. Please explain "randomized, counterbalanced design." Also explain "substrate oxidation, indirect calorimetry and respiratory exchange ratios."

29. Please explain who comprises the Ohio Research Group of Exercise Science and Sports Nutrition.

30. We note your discussion of what the studies proved. Also discuss the variables involved that may make these conclusions less certain.

31. You indicate you funded the clinical studies. Please indicate the amount paid to each of the Ohio Research Group of Exercise Science and Sports Nutrition and the University of Oklahoma. Also indicate whether any of your officers or directors is affiliated in any way with either entity.

Manufacture and Supply of Our Products, page 23

32. State the amount of your production.

33. Disclose the ingredients of Celsius. Explain whether there is a food label on a bottle or can of Celsius and what it states.

34. Please revise the first sentence in the third paragraph to state "We believe that if we grow" (not "as we continue to grow").

Our Primary Markets, page 23

35. Please provide a table or chart showing where your product is sold by state and by venue, such as grocery store, convenience store, etc. Also show the percentage sold in each location.

Distribution, Sales and Marketing, page 23

36. Please provide support for your statement that "[m]edia interest in the category-creating positioning and clinical proof generated national coverage on both television and radio."

37. Please describe the comprehensive integrated marketing communications program developed for use in regional and national roll-out. Explain how these materials have been proven effective at creating sales where used.

Marketing to Distributors, page 23

38. Please describe whether or not you have any contracts with your distributors such that the amount that is distributed for any particular period of time is guaranteed. If no contracts are in place, explain how you plan to expand your business, as you indicate elsewhere that this is your intended plan.

Marketing to Retail Stores, page 23

39. Elaborate upon your intentions that are described here. Provide additional detail as to how you plan to execute on your intentions to market to retail stores directly, including your timeframe and expected costs.

Direct Sales and Distribution, page 23

40. Explain how you are establishing a DSD network what impact this will have upon your existing distribution process. For example, explain how you currently distribute your product and how this network will work with your existing co-packing facility manufacturing process.

Research and Development, page 25

41. Please explain the statement that you maintain "a productive ongoing process for identifying, qualifying and developing innovative new product concepts." Provide an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable the extent to which the cost of such activities are borne directly by customers.

Management's Discussion And Analysis Or Plan Of Operation, page 26

Overview

42. State the increase in the number of distributors and stores that carry your product over the last two (2) years.

Revenues

43. Please state the number of new distributors you contracted in 2007 as compared to 2006 and why this number fluctuated.

Gross Profit

44. Please state the shelf life of your product.

Operating Expenses, page 27

45. We note your disclosure that you recognized an impairment charge of $3.3 million in the first quarter of 2007 related primarily to trademarks of Celsius acquired from a director in January 2007. We note that paragraph 7 of SFAS 123(R) indicates that the fair value of a good received in a share based transaction should be used to value the transaction if the fair value of the good is a more reliable measurement. Given the amount of shares issued in the transaction, the amount of shares of the Company outstanding, the breadth of the market in your Company's shares, and the nature of the good received, it does not appear that the fair value of transaction was appropriately measured by reference to the trading price of the stock immediately after the reverse merger. We also note that the transaction included an agreement to cancel a consulting contract. We also note that given the value of the trademarks acquired were written down to $0 shortly after the transaction it appears that the trademarks did not have significant value at the time of the transaction. Please revise your financial statements to assign a value to the cancellation of the existing consulting contract with Mr. Horn and record that amount as an expense on cancellation of an executory contract. Further, please assign any remaining value from the transaction not allocated to the cancellation of the contract to the trademark. We presume that any amounts assigned to the trademark would be minimal based upon your disclosures elsewhere in the filing and accounting treatment subsequent in the first quarter in 2007.

46. Notwithstanding the comment above, tell us what was Mr. Horn's basis in the Celsius trademark and tell us what was your consideration of SAB Topic 5:G. We note that Mr. Horn was a significant shareholder of Elite prior to the merger transaction.

Liquidity and Capital Resources, page 28

47. Please elaborate upon your financing needs. Specifically quantify the amounts you need, especially as it relates to your intended product and distribution expansion, and what your timeframe is in terms of your current availability of working capital. Disclose to what extent the equity line will meet your short-term

financing needs and how much more you believe you will need for the next 12 months.

Related Party Transactions, page 29/ Certain Relationships and Related Transactions, page 30

48. Please describe the liabilities the CEO has guaranteed.

49. State whether the terms of your related party transactions are comparable to the terms of similar transactions with unaffiliated parties.

Executive Compensation, page 33

50. Please discuss in further detail the factors on which senior executive bonuses will be paid. For example, if you have specific revenue achievement targets in mind, please disclose them.

51. We note that, as part of the merger, options exercisable into common stock of the company were issued. Please confirm that your executive officers hold no options such that disclosure under Item 402(d) of Regulation S-B is not required or revise to provide this disclosure.

52. It is unclear why you have not provided a Directors' Compensation Table. Please advise or revise.

Notes to Condensed Consolidated Financials Statements June 30, 2007

Note 1. Organization and Description of Business, page F-5

53. We note your disclosure stating that your merger was accounted for as a reverse acquisition under the purchase method for business combinations. In accounting for a reverse merger recapitalization, the purchase methodology is not applicable, as this is utilized for business acquisitions using fair value accounting, rather a recapitalization should be accounted for at historical cost. Please confirm the balance sheet of the accounting target was recorded at historical cost. To avoid confusion please revise your disclosure to clarify the legal and accounting form of the transaction by eliminating any reference to the purchase method. In doing so, please also explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer and explain the capital structure of the consolidated enterprise (the accounting acquirer) is now different from that appearing in the historical financial statements of the accounting acquiree in earlier periods due to the recapitalization. Similar disclosures should also be included in the notes to your audited financial statements.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Earnings per Share, page F-7

54. We note your disclosure that you had options to purchase 10.8 million shares outstanding. Please clarify in your disclosure to indicate if these securities were not included in the calculation of diluted EPS because to do so would have been anti-dilutive. See SFAS 128 paragraph 40(c).

Note 9. Loans Payable, page F-8

55. In regards to your factoring agreement we note your current disclosure makes reference to the term "sale" and "financing." Please explain, in accordance with GAAP, how you account for your factoring agreement. Specifically, discuss whether you account for the agreement as a sale in accordance with SFAS 140 or a financing, explain whether the transferee has recourse and the terms of any advances made to you by the Factor. Your response should demonstrate how you analyzed the current GAAP guidance in arriving at your conclusion and present to us your treatment of the agreement in the balance sheets and cash flows. Reference is made to SFAS 140 and FIN 39. Similar disclosures should also be included in the notes to your audited financial statements.

56. We were unable to locate a copy of the factoring agreement in the exhibit index. Please explain whether you have included the contract as an exhibit in a prior filing. If not, please consider including the document as an exhibit. Please see Item 601 of Regulation S-B.

Note 12. Stock-based compensation, page F-9

57. We note you issued 10.8 million options on January 19, 2007, as part of the Incentive Stock Plan. The fair value of the options was determined to be $333,000, or $0.03 per share, which is being amortized to expense over the term of the options. Please explain the difference in your calculated fair value with the market value of your stock prior to and subsequent to the reverse merger. In this regard we note based on your disclosure on page 31 that just prior to the merger your stock traded as high as $0.602 and that after the merger on January 26 your stock traded in range of $2.00 to $3.00, as of August 8, 2007, Celsius Holdings stock has never traded below $0.62.

58. Please include the minimum disclosure requirement of SFAS 123R. See paragraphs A240 and A241.

Note 14. Issuance of Shares and Financing, page F-10

59. We note the Company entered into a registration rights agreement with Fushion Capital in connection with the Purchase Agreement. Please explain the extent to which you have considered FSP 19-2, *Accounting for Registration Payment Arrangements*.

60. Given the significant changes that have occurred since the date of the most recent audited balance sheet please provide a table that reconciled shareholders equity and share outstanding as of the end of the interim with the balances that existed as of December 31, 2006.

Undertakings, II-5

61. Please include the undertaking in Item 512(g)(2) of Regulation S-B.

Form 10-QSB for Quarter Ended June 30, 2007

Changes in Internal Controls

62. We note that you state there were no changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting as required pursuant to Item 308(c) of Regulation S-B. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clayton E. Parker, Esq.
        Facsimile: (305) 358-7095